Exhibit 99.2

ADDENDUM

 TO THE LOAN AGREEMENT DATED JUNE 11, 2009

(The: “Loan Agreement”)

Between Stins Coman Incorporated (The: “Lender”), and Rit Technologies Ltd. (the: “Borrower”)

THIS additional Addendum (the "Addendum") is made and entered into as of the 14 day of April, 2011;

WHEREAS
The parties have executed the Loan Agreement on June 11, 2009, (which was approved by RiT’s Audit Committee, Board of Directors and shareholders), as well as Addendums thereto which were signed on June 17, 2009 and February 17, 2010 ; and

WHEREAS
The parties wish to extend the timeframe during which RiT may draw any part of the loan under the terms of the Loan Agreement (additional extension, following the first extension agreed in the Addendum dated  February 17, 2010);

NOW therefore, both parties agree as follows:

1.	Clause 1.6 of the Loan Agreement as amended is hereby amended and replaced with the following renewed clause:

“(1.6.) A total term within which the Lender undertakes to provide the Borrower with any part of the loan, starts from the Effective Date and until 36 months (inclusive) thereafter (herein: the “ Term”).”

2.	All other provisions of the Loan Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the date first above written.

____________________________________	____________________________________
Stins Coman Incorporated	RIT Technologies Ltd.
By: Sergey Anisimov, President	By: Eran Ayzik, President &CEO